TranS1 Inc.
411 Landmark Drive
Wilmington, North Carolina 28412-6303
October 12, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Ms. Peggy Fisher Mr. Geoffrey Kruczek

Re:	TranS1 Inc. Registration Statement on Form S-1 (File No. 333-144802) Request for Acceleration
Dear Ms. Fisher and Mr. Kruczek:
     Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of TranS1 Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time on October 16, 2007, or as soon as practicable thereafter.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance and cooperation with this matter.

Very truly yours, TRANS1 INC.
/s/ Richard Randall
Richard Randall
President and Chief Executive Officer